CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

May 8, 2023

Re:	Brenmiller Energy Ltd.
Confidential Submission of a Draft Registration Statement on Form F-1

Dear Sir or Madam,

On behalf of our client, Brenmiller Energy Ltd., a foreign private issuer organized under the laws of the State of Israel (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed public offering of the Company’s ordinary shares in the United States.

The Company’s registration statement on Form F-1 (File No. 333-264398) (the “Initial Registration Statement”) under the Securities Act of 1933, as amended (“Securities Act”), in connection with its registration of the sale of its ordinary shares was fully reviewed by the staff of the Securities and Exchange Commission (the “Commission”) and declared effective by the Commission on May 19, 2022.

The Company confirms that the Draft Registration Statement is submitted prior to the end of the twelfth month following May 19, 2022, the effective date of the Initial Registration Statement, and that it will publicly file its registration statement and nonpublic draft submission in respect of the proposed offering such that they are publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

The Company confirms that it is an “Emerging Growth Company” as defined in the Jumpstart Our Business Startups Act.

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by telephone at (212) 660-3092 or via e-mail at evictorson@sullivanlaw.com.

Sincerely,

/s/ Eric Victorson, Esq.
Eric Victorson, Esq.

cc:	Ofir Zimmerman, Chief Financial Officer, Brenmiller Energy Ltd.
Oded Har-Even, Esq., Partner, Sullivan & Worcester LLP
Ilana Levin, Esq., Associate, Sullivan & Worcester LLP